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Exhibit 9.2

                                                                    News Release

                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE


                        MEDQUIST REPORTS REVENUE AND EPS
                             FOR SECOND QUARTER 2001
                      (In thousands, except per share data)

         MARLTON, NJ July 25, 2001 - MedQuist Inc. reported record revenue of approximately $98.0 million for the three months ended June 30, 2001. EBITDA for the second quarter of 2001 was $22.5 million or 22.9% of revenue. Net income was $10.6 million or $0.28 per share on a diluted basis, in line with analyst expectations of $0.28 per share according to First Call.

         For the six-month period ended June 30, 2001, MedQuist generated $193.1 million in revenue. Proforma EBITDA for the six-month period was $44.1 million or 22.9% of revenue. Proforma net income was $21.3 million or $0.57 per share on a diluted basis. Proforma results exclude approximately $3.0 million of pretax income related to a favorable legal settlement and $600,000 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the second quarter of 2001 in spite of increased expenses related to the April 2nd acquisition of Speech Machines, the application service provider that will serve as the backbone for MedQuist's digital transcription platform. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical document management services."

         Effective July 1, 2001, MedQuist acquired the assets of Your Office Genie, the fourth largest medical transcription company in the United States.

         MedQuist is the largest electronic medical transcription service company in the United States.


Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2000 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer,
         MedQuist Inc.,
         856-810-8000 x-4418

                                  Tables Follow


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                                  MedQuist Inc.
                              Financial Highlights
                                   (unaudited)
                       In thousands, except per share data

                                              Three Months Ended June 30,
                                               2001               2000(2)
                                              ------             ---------

Revenue                                       $97,978              $90,989
EBITDA (1)                                     22,486               22,983
Income before income taxes                     17,298               18,338
Net Income                                     10,638               11,003

Income per common share
         Basic                                  $0.29                $0.31
         Diluted                                $0.28                $0.30

Weighted average shares outstanding
         Basic                                 36,820               35,470
         Diluted                               37,733               37,063

                                               Six Months Ended June 30,
                                               -------------------------
                                              2001(3)             2000(4)
                                             ---------           ---------

Revenue                                      $193,077             $183,501
EBITDA (1)                                     44,123               47,486
Income before income taxes                     34,620               38,383
Net Income                                     21,291               23,030

Income per common share
         Basic                                  $0.58                $0.65
         Diluted                                $0.57                $0.62

Weighted average shares outstanding
         Basic                                 36,811               35,584
         Diluted                               37,622               36,995


(1)  Earnings before interest, taxes, depreciation and amortization.
(2) Excludes approximately $1,013 of pretax income related to the adjustment of the restructure reserves established in 1997 and 1998.
(3) Excludes approximately $3,000 of pretax income related the favorable settlement of a lawsuit and $600 of pretax income related to the adjustment of the restructure reserve established in 1997 and 1998.
(4) Excludes approximately $1,013 of pretax income related to the adjustment of the restructure reserves established in 1997 and 1998 and approximately $3,675 of gain from the sale of an investment.